Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Cecilia Blye, Chief, Office of Global Security Risk

Ms. Jennifer Hardy, Special Counsel, Office of Global Security Risk

Our reference: HOLS1/25810.50004/80409474v1

January 5, 2016

Re:	Globus Maritime Limited

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015, File No. 001-34985 (the “Form 20-F”)

Dear Ms. Blye and Ms. Hardy:

Our client, Globus Maritime Limited (the “Company”), has requested that we submit its response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 29, 2015 (the “Comment Letter”) to Mr. Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Form 20-F.

If you have any questions or require any additional information, please feel free to contact Athanasios Feidakis at +30 210 960-8300 or the undersigned at (212) 922-2252.

Very truly yours,

/s/ Steven Hollander

Steven J. Hollander

Partner

shollander@wfw.com

+1 212 922 2252

cc:	Athanasios Feidakis

Globus Maritime Limited

GLOBUS MARITIME LIMITED

The following are the responses of the Company to the Comment Letter. The text of the Staff’s comments has been included below in bold and italics for your convenience, and the Company has included its response immediately following each numbered comment:

1.	You disclose that from time to time, on charterer’s instructions, your vessels may call on ports located in Syria and Sudan. In your letter to us dated July 13, 2012, you described port calls to Syria by your vessels. As you indicate, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since your 2012 letter, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: The Company currently employs a fleet of six drybulk vessels all under time charter contracts to unaffiliated third parties. Pursuant to the time charter contract, the charterer pays the Company charterhire and may operate the relevant vessel within the limitations set forth in the charter contract. Each charterer of a Company’s vessel directs the cargoes carried and the route and the loading and discharge ports for the vessel. All of the Company’s charter contracts also contain prohibitions against the vessels calling on any ports including, among others, Sudan and Syria or any other countries in violation of United Nations or United States embargoes.

During 2014, one of the Company’s vessels made a call on the Sudanese port of Port Sudan. The voyage originated in Russia. The cargo consisted solely of agricultural products, namely Russian milling wheat. The Company received no revenues nor incurred any liabilities in connection with such call.

During the period from July 2012 to date, the Company’s vessels made no other calls to Syria or Sudan except as described above.

Additional details regarding the aforementioned port call in Sudan is included in the attached Appendix I table setting out, among other things, the vessel and the third party charterer for the vessel that made the port call under consideration. The Company is not aware of the amounts of port costs on this call as they were paid by the charterer. Although it is determined in each case by the charterer of the Company’s vessels, the Company anticipates that the frequency of port calls in Sudan and Syria for future years will likely be consistent with the past practice described herein and in the letter from the Company dated July 13, 2012.

The Company has not provided and does not intend to provide any goods or services, whether directly or indirectly, to the governments of, or entities controlled by the governments of, Sudan or Syria. In addition, the Company has not had any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Sudan or Syria, and does not intend to enter into such agreements, arrangements or other contacts in the future.

2.	Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: The Company advises the Staff that the Company’s contacts with Syria and Sudan during the last three fiscal years and the subsequent interim period, other than those described in the Company’s letter dated July 13, 2012, involved only one port call in Sudan, as detailed in the attached Appendix I. Moreover, the contact has been entirely indirect and was limited to the employment of the Company’s vessel on a trade route selected by a third party charterer, who controlled the trading pattern of the vessel while under a charter contract. As noted in response to the prior comment, the Company’s contact with Sudan and Syria over the last three fiscal years and the subsequent interim period, other than those described in the Company’s letter dated July 13, 2012, involved one voyage which earned US$709,000 of gross charter revenue, while the Company during the years 2012, 2013, 2014 and for the nine month period ended September 30, 2015 earned charter revenue of approximately US$32,197,000, US$29,434,000 US$26,378,000 and US$10,076,000 respectively. More specifically, the gross charter hire derived by the Company attributable to this single voyage during 2014 and for the nine month period ended September 30, 2015 accounted for approximately 0.8% and 4.9%, respectively, of the aggregate gross charter revenues earned by the Company during these periods.

The gross charter revenue figure is determined by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel by the duration in days of the applicable voyage.

The Company does not consider this voyage or the corresponding charter hire revenue it received from this charter to be material to its results of operations both quantitatively and qualitatively. The Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes. In addition, while the Company notes the Staff’s comment regarding the potential impact on investment sentiment, the Company believes that investors in the Company understand that the frequency of contacts with the above-mentioned countries, which is always on behalf of third party charterers, is very limited and that such charterers’ activities do not relate to the Company.

3.	You disclose that institutional investors may have policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism, and that the determination by these investors not to invest in, or to divest from, your common shares may adversely affect the price at which your common shares trade. Please clarify for us whether you anticipate entering into contracts with U.S.-designated state sponsors of terrorism and, if so, describe for us the types of contracts you may enter into with those countries.

Response: The Company does not anticipate, nor does it seek, further port calls by its vessels in Sudan and Syria.  However, given the variation in the Company’s business arrangements with charterers, it cannot guarantee that such port calls will not occur again in the future.  Notwithstanding the foregoing, the Company has not entered and does not plan to enter into any direct or indirect contracts, agreements or other arrangements with U.S.-designated state sponsors of terrorism.

Other

The Company acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 * * *

Appendix I

Vessel/Ship- Owning Company	Loading Port/ Country/Stay	Discharging Port/Country/Stay	Cargo Discharged	Cargo Quantity (metric tonnes)	Charterer	Hire (U.S. Dollars per day)	Trip Duration from Commencement of Loading at Loading Port to Completion of Discharge at Discharge Port (days)	Aggregate Revenue Associated with the Call (U.S. Dollars)
m/v Star Globe / Dulac Maritime S.A.	Port Novorossiysk/Russia/ From December 5, 2014 to December 9, 2014	Port Sudan/Sudan/ From December 19, 2014 to March 4, 2015	Russian milling wheat	54,100	Mina Shipping DMCC	$8,000	88.6	$709,000